ANGLO AMERICAN

06010305

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

9 January, 2006

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 – 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Director/PDMR interests x 2
- Listing of shares
- Butterfield Trust
- Deferred Bonus Plan
- Share Incentive Plan

Yours faithfully
For and on behalf of Anglo American plc

Catherine Marshall

C Marshall
Company Secretarial Assistant
Encs - 30 copies

dlw 1/19

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk

AVS 291100
RNS 5289W

Anglo American plc (the "Company")

Notification of transactions of Directors and Persons Discharging Managerial Responsibility ("PDMRs")

Deferred Bonus Plan Disclosures

Under the terms of the Company's Deferred Bonus Plan, certain employees and the executive directors ("Participants") receive a bonus in the form of the Company's ordinary shares of US$0.50 each ("ordinary shares") together with an award of an equal number of free ordinary shares ("matching shares") which is conditional on the Participants' continued employment with participating companies until the third anniversary of the award date.

On 4 January 2006, the Company's employee share trust released the matching shares to the undernoted directors and PDMRs for no consideration, upon satisfaction of the three-year employment condition.

In December 2005, it was agreed with directors and PDMRs that their entitlements to matching shares would be reduced, where necessary, by the respective number of matching shares required to pay any income tax and social security charges due on the release of the matching shares. The number of ordinary shares, net of any tax / social security charges, released to each director and PDMR on 4 January 2006 was therefore as follows:

Director	No. of ordinary shares Released
Mr D A Hathorn	5,644
Mr S R Thompson	5,014
Mr A J Trahar	22,718
PDMR	No. of ordinary shares Released
Mr P M Baum	1,415
Mr R J King	2,129
Mr A E Redman	1,805
Mr R S Robertson	2,450
Mr P Smith	1,462
Mr J Wallington	1,269

The release of matching shares to all Participants on 4 January 2006 (including the ordinary shares referred to above) caused the number of ordinary shares held by the employee share trust, in which the executive directors, along with all the group employees, are treated as interested, to be reduced by a total of 85,669 ordinary shares.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4

N Jordan
Company Secretary
5 January 2006

RECEIVED
SEC MAIL PROCESSING
JAN 17 2006
WASH. D.C. 209 SECTION

AVS 737619
RNS 4713W

Anglo American PLC ("the Company")

Directors' Interests

The Company announces that on 4 January 2006 the following non-executive directors of the Company subscribed for ordinary shares of US$0.50 in the capital of the Company ("Shares") pursuant to a scheme compliant with Paragraph 17 of the Model Code as follows:

Director	Number of Shares	Price £
R J Margetts	365	19.284
Sir Mark Moody-Stuart	560	19.284
F T M Phaswana	578	19.284
Dr M S Bastos Marques	506	19.284
R C Alexander	122	19.284

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 Companies Act 1985 and Disclosure Rule 3.1.2.

N Jordan
Company Secretary
4 January 2006

ARS 442304
RNS 4728W

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 2,131 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications will be made to the Johannesburg, Swiss, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued ordinary shares of the Company.

The Shares are being allotted to certain of the Company's Non-Executive directors by subscription of their after-tax directors' fees in respect of their services to the Company during the period 1 October to 31 December 2005.

Following the admitting of these Shares the Company's issued share capital will be 1,493,858,027 Shares.

N Jordan
Company Secretary

4 January 2006

END.

Anglo American plc
(the "Company")

Directors' Interests

The Company announces that, on 30 December 2005, 76,000 Anglo American plc Executive Share Scheme options held by Mr D A Hathorn were exercised as follows:

Number of Share Options	Option Price
40,000	£10.025
36,000	£11.500

The shares acquired in terms of the options were sold on 30 December 2005 at a price of £19.582395 each.

Also on 30 December 2005, a family trust in which Mr D A Hathorn has an interest sold 15,000 ordinary shares of the Company at a price of £19.60 each.

The notification of these transactions is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4

N Jordan
Company Secretary
3 January 2006

ARS 383232

ANGLO AMERICAN plc (the "Company") ENS 5966W

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 37,330,957 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
3 January 2006	1,000
4 January 2006	99,194
5 January 2006	59,428
6 January 2006	70,752

The Company was advised of these transactions on 6 January 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in the footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn[a][b]	A E Redman[a]
R Médori	R J King[a]
S R Thompson[a]	P L Zim
A J Trahar[a]	P M Baum[a]
	R Havenstein
	R M Godsell
	R S Robertson[a]
	P Smith[a]
	J N Wallington[a]

[a]The Directors and PDMRs marked with (a) were connected with transactions that took place on 5 January 2006 in respect of a total of 85,669 Ordinary Shares, which was the subject of a separate announcement issued on the same date.
[b]Mr Hathorn was connected with a transaction that took place on 30 December 2005 in respect of 76,000 Ordinary Shares, which was the subject of a separate announcement issued on 3 January 2006.

N Jordan
Company Secretary

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Monday 9 January 2006:

1. The SIP trust acquired a total of 10,356 ordinary shares at a price of £20.20 each, and allocated them to employee participants as matching shares. The executive directors were deemed to become interested in those ordinary shares on acquisition, and to cease to be interested in them on allocation.

2. The following executive directors and persons discharging managerial responsibility of the Company each purchased 6 ordinary shares at a price of £20.20 and were allocated 6 matching shares, free of charge:

R J King	(person discharging managerial responsibility)
R S Robertson	(person discharging managerial responsibility)
P Smith	(person discharging managerial responsibility)
S R Thompson	(director)
A J Trahar	(director)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
9 January 2006